United States securities and exchange commission logo





                     April 29, 2024

       Chin Chee Seong
       Chief Executive Officer
       SEATech Ventures Corp.
       11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
       Jalan Kerinchi, Bangsar South, 59200
       Kuala Lumpur, Malaysia

                                                        Re: SEATech Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 2, 2023
                                                            File No. 333-230479

       Dear Chin Chee Seong:

               We issued comments to you on the above captioned filing on April 1, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services